Minimum Amount of Required Bond	EXHIBIT 3

VIRTUS MUTUAL FUNDS

August 31, 2008

Fund	Trust Size	Req. Bond Current
Phoenix Equity Trust	3,101,466,577	2,100,000
Phoenix Insight Funds Trust	7,002,978,800	2,500,000	*
Phoenix Institutional Mutual	81,728,530	450,000
Phoenix Opportunities Trust	5,912,266,332	2,500,000	*
Duff & Phelps Utility and Corporate Bond Trust, Inc.	504,476,695	900,000
DNP Select Income Fund, Inc.	3,251,059,243	2,100,000
DTF Tax Free Income, Inc.	197,476,586	600,000
The Zweig Fund, Inc.	451,820,673	750,000
The Zweig Total Return Fund, Inc.	526,385,962	900,000

TOTAL	21,029,659,397	12,800,000

*	Maximum Required Bond is $2.5 Million